Exhibit 99.1

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

For more information,
please see Kinross’ first quarter
2010 Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE
Kinross reports 2010 first quarter results
Margins increase by 26%; revenue up 23%
Adjusted net earnings4 increase by 38%

Toronto, Ontario – May 4, 2010 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2010.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 7 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
Production1 in the first quarter 2010 was 544,134 gold equivalent ounces, an increase of 3% over the same period last year. Consistent with previously stated guidance, the Company remains on track to produce approximately 2.2 million attributable gold equivalent ounces in 2010.

●
Revenue for the quarter was $657.6 million, compared with $532.7 million in the first quarter of 2009, an increase of 23%. The average realized gold price for the quarter was $1,065 per ounce sold, compared with $897 per ounce sold in Q1 2009, an increase of 19%.

●
Cost of sales per gold equivalent ounce2 was $461 for Q1, an increase of 10% compared with Q1 2009. Cost of sales per gold ounce on a by-product basis was $417 in Q1. Cost of sales per gold equivalent ounce is expected to be approximately $460 - $490 for the full-year 2010, consistent with previously stated guidance.

●	Kinross’ attributable margin per ounce sold3 was $604 in Q1, a year-over-year increase of 26%.

●	Adjusted operating cash flow4 in Q1 was $226.3 million, a 5% increase over Q1 2009. Adjusted operating cash flow4 per share in Q1 was $0.32 per share, consistent with the same period last year.

●
Adjusted net earnings4 were $97.4 million, or $0.14 per share, in Q1, compared with adjusted net earnings of $70.7 million, or $0.10 per share, for the same period last year, an increase of 38%. Reported net earnings were $110.6 million, or $0.16 per share in Q1, compared with reported net earnings of $76.5 million, or $0.11 per share, for Q1 2009.

●
On April 26, 2010, Kinross announced that it had been successful in its bid to acquire control of Underworld Resources Inc. by way of a friendly acquisition. The Company now owns a total of 42,663,059 common shares of Underworld, representing approximately 81.6% of Underworld’s common shares on a fully-diluted basis, and plans to acquire the balance during the third quarter.

●
Pursuant to a private placement, Kinross has subscribed for 24 million common shares of Red Back Mining Inc. representing approximately 9.4% of Red Back’s issued and outstanding common shares. The subscription price is CDN $25 per common share for an aggregate purchase price of CDN $600 million.

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to first quarter 2010 results:

“Kinross had a strong first quarter, with significant year-over-year increases in revenue, margins and adjusted net earnings4.  We are pleased with the progress being made at our Paracatu expansion plant, as its performance to date in 2010 continues to exceed plan.

1 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
2 Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.
3 Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent sold.
4 Reconciliation of non-GAAP measures is located on page 9 of this news release.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

“We continue to advance our organic growth projects at existing operations while making good progress at the major development projects. At Fruta del Norte in Ecuador, we have completed an 18,000 metre drilling program ahead of schedule, while at Lobo-Marte, we are advancing our drilling program and permitting activities.

“We were successful in our offer to acquire control of Underworld Resources in Canada’s Yukon Territory, adding a major new project in a mining-friendly jurisdiction to our pipeline. With the announcement of the acquisition of Dvoinoye and sale of one-half of our interest in Cerro Casale in the first quarter, we continue to optimize our portfolio while adding significant new growth potential for the near, medium and longer-term.

“Kinross’ investment in Red Back enhances our leverage to the gold price and gives us a strategic stake in a fast-growing producer with great exploration potential, a first-class management team, and assets in one of the world’s most prolific gold regions.”

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(dollars in millions, except per share and per ounce amounts)	2010	2009
Total(a) gold equivalent ounces(b) - produced	592,364	591,169
Total gold equivalent ounces(b) - sold	618,746	590,511

Attributable(c) gold equivalent ounces(b) - produced	544,134	526,888
Attributable(c) gold equivalent ounces(b) - sold	567,097	526,807

Metal sales	$657.6	$532.7
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$277.4	$234.5
Accretion and reclamation expense	$5.2	$4.6
Depreciation, depletion and amortization	$128.9	$111.2
Operating earnings	$193.4	$140.6
Net earnings	$110.6	$76.5
Basic earnings per share	$0.16	$0.11
Diluted earnings per share	$0.16	$0.11
Adjusted net earnings (d)	$97.4	$70.7
Adjusted net earnings per share (d)	$0.14	$0.10
Cash flow provided from operating activities	$212.0	$165.4
Adjusted operating cash flow (d)	$226.3	$214.9
Adjusted operating cash flow per share (d)	$0.32	$0.32
Average realized gold price per ounce	$1,065	$897
Consolidated cost of sales per equivalent ounce sold (e)	$448	$397
Attributable(c) cost of sales per equivalent ounce sold (e)	$461	$419
Attributable(c) cost of sales per ounce sold on a by-product basis (f)	$417	$356

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2010 was 65.66:1, compared with 72.08:1 for the first quarter of 2009.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)
“Adjusted net earnings”, “Adjusted net earnings per share”, “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures.  The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f)
“Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.  The reconciliation of this non-GAAP measure is located in this news release.

p. 2 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross produced 544,134 gold equivalent ounces in the first quarter of 2010, a 3% increase over the first quarter of 2009, mainly due to production increases at the Paracatu expansion and the Fort Knox heap leach project.

Cost of sales per gold equivalent ounce was $461 compared with $419 per ounce for the first quarter of 2009, an increase of 10%. Cost of sales per gold ounce on a by-product basis was $417, based on attributable gold sales of 526,815 ounces.

Revenue from metal sales was $657.6 million in the first quarter of 2010, versus $532.7 million during the same period in 2009, an increase of 23%. The average realized gold price was $1,065 per ounce, compared with $897 per ounce for the first quarter of 2009, an increase of 19%.

Kinross’ margin per gold equivalent ounce sold was $604 for the quarter, an increase of 26% compared with the first quarter of 2009.

Adjusted operating cash flow4 was $226.3 million for the quarter, or $0.32 per share, compared with $214.9 million, or $0.32 per share, for the first quarter of 2009. Cash, cash equivalents and short-term investments were $1,091.1 million at March 31, 2010 compared with $632.4 million at December 31, 2009.

Adjusted net earnings4 were $97.4 million, or $0.14 per share, for the first quarter of 2010, compared with adjusted net earnings of $70.7 million, or $0.10 per share, for the same period last year.

Reported net earnings were $110.6 million, or $0.16 per share, for the first quarter of 2010 compared with reported net earnings of $76.5 million, or $0.11 per share, for the first quarter of 2009.

Capital expenditures were $82.2 million for the first quarter of 2010, compared with $78.3 million for the same period last year. Exploration expenses for the first quarter of 2010 were $13.0 million, compared with $7.5 million for the corresponding period in 2009. Capitalized exploration expenses totalled $0.3 million for the quarter.

Operating results

Mine-by-mine summaries of first quarter 2010 operating results may be found on pages 11 and 15 of this news release. Highlights include the following:

■
Paracatu produced over 117,000 gold equivalent ounces in the first quarter and had a cost of sales of $556 per ounce. Compared to the third quarter of 2009, quarterly production at Paracatu has increased by 37% while the cost of sales per ounce has decreased by 27%.  The improved performance of the expansion plant is primarily due to improvements in plant availability, stability and throughput, which in turn are the result of on-going plant enhancements and refinements, better ore blending, use of new reagents, and continuous improvement initiatives in maintenance and plant control methodologies.

■
At Kupol, ore extraction in the underground mine and the open pit was consistent with expectations during the quarter, and mine development is proceeding according to plan. First quarter production was lower than the previous quarter due to a decline in grades, consistent with expectations.

■	At Fort Knox, the heap leach performed well in the first quarter, and approximately 660,000 tonnes of ore were placed on the leach pad during the quarter, well ahead of plan.

■
At La Coipa, increases in proven and probable reserves have extended mine life from 2012 to 2015, and mining commenced in two new pits during the first quarter. Gold equivalent production was slightly lower than the previous quarter, primarily due to changes in ore blend. Cost of sales per ounce improved slightly over the previous quarter.

■
At Maricunga, production was lower and cost of sales per ounce was higher than the previous quarter, primarily due to lower grades and reduced throughput resulting from lower equipment availability. Kinross successfully completed labour negotiations at Maricunga during the quarter and signed a new four-year collective agreement. Construction of a new 600-person employee camp, located at a lower altitude than the previous camp, is now nearly complete, and is expected to be fully occupied during the second quarter.

p. 3 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 7 of this news release.

Growth projects at sites

Dvoinoye acquisition

Kinross continues to make progress on the transaction announced January 20, 2010 to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 100 kilometres north of Kinross’ Kupol operation in the Chukotka region of the Russian Far East.  The Company has submitted its application to the Russian government authorities to approve foreign ownership of Dvoinoye, as required under Russian law regarding strategic deposits.  A number of conditions related to the transaction have already been satisfied, and the Company remains on schedule to close the transaction in the third quarter of 2010. Upon closing of the transaction, Kinross expects to conduct exploration work to prepare a NI 43-101-compliant resource estimate for Dvoinoye, and commence permitting and feasibility work, including engineering and baseline studies.

Paracatu third ball mill

Installation of the third ball mill at the Paracatu expansion is proceeding as planned. Approximately 40% of procurement commitments have been made, and construction activity has commenced at site. Fabrication of the mill is well advanced in anticipation of delivery in mid-2010. The project remains on budget and on schedule for completion of installation and commissioning in the first half of 2011. Kinross continues to explore additional options to further increase throughput and production at Paracatu.

Maricunga optimization

A feasibility study on the Maricunga optimization project remains on schedule for completion in the second quarter of 2010. The project contemplates upgrading the mine fleet, installing new primary and secondary crushers, and converting the existing secondary crushers to tertiary crushers, with the goal of increasing ore processing and ounce production by approximately 50%. The Company is undertaking key water studies to support environmental permitting for the project.

New developments

Lobo-Marte

The Lobo-Marte drilling program continued during the first quarter, with approximately 3,000 metres of hydrogeological drilling completed. Results from 2009 metallurgical drilling were obtained during the quarter and showed encouraging intersections. Subsequent to quarter-end, the Company received approval to undertake an additional 12,000 metres of infill and geotechnical drilling to support preparation of the project feasibility study, targeted for completion in the first quarter of 2011. A permit application for an additional 20,000 metres of drilling, including step-out drilling, will be submitted in early May. Baseline studies are on track to support preparation of the environmental impact assessment for submission to government authorities.

Fruta del Norte

The Company has made excellent progress in its infill drilling program and the 18,000-metre campaign is now complete, ahead of schedule. The drill results will be used to complete a pre-feasibility study, which is expected to be finalized by year-end. In addition, optimization studies for mining, processing and infrastructure are in progress. Implementation of the new mining regulations continues and, as part of that process, the Company is completing transitional licensing for its concessions. As required by the mining law enacted in 2009, the Company’s land titles have been approved by government authorities. Progress continues towards submitting the permit applications required for geotechnical drilling and construction of an exploration decline.

p. 4 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cerro Casale

Kinross has closed the sale of 25% of the Cerro Casale project in Chile to Barrick Gold Corporation for a total transaction value of approximately $474 million, comprised of approximately $454 million in cash plus the assumption by Barrick of a $20 million contingent obligation. Kinross now owns 25%, and Barrick 75%, of the Cerro Casale project.  The feasibility study for the project is expected to be submitted to the CMC Board for approval in May. The selection process is underway for an EPCM contractor to advance basic engineering on the project.

Underworld Resources acquisition

Kinross was successful in its bid to acquire control of Underworld Resources Inc. under its previously announced offer. Kinross now owns a total of 42,663,059 common shares of Underworld, which at the time of the close of the offer represented approximately 81.6% of Underworld’s issued and outstanding common shares on a fully-diluted basis. Kinross intends to effect a subsequent acquisition transaction in the third quarter to acquire the remaining Underworld shares.

Underworld’s key asset is the White Gold project, located in the Tintina gold belt, approximately 95 kilometres south of Dawson City, Yukon Territory. Kinross expects to spend approximately $15 million in 2010 on drilling programs at the Golden Saddle and Arc targets aimed at expanding the resource, as well as focussing on other quality targets identified by Underworld.

Process enhancements

Paracatu desulphurization

The Board of Directors has approved installation of a $30 million desulphurization circuit at Paracatu. The new circuit is expected to reduce sulphur content in the tailings and increase gold recoveries in Plant 2 at Paracatu by approximately 4% when fully commissioned. The circuit is expected to be operational in the third quarter of 2011 and to be ready for commissioning of the new Eustaquio tailings facility in 2012.

Maricunga SART plant

The Board of Directors has approved an investment in a $46 million Sulphidization, Acidification, Recycling and Thickening (SART) plant at Maricunga. With the copper content in ore mined at Maricunga expected to increase significantly beginning in the second half of 2011, the SART plant is expected to optimize gold recovery by removing copper from the heap leach solution, adding approximately 10,000 gold equivalent ounces of copper production per year, and significantly reduce reagent consumption. The plant is expected to be operational by late 2011.

New investments

Red Back Mining private placement

Kinross has subscribed for 24 million common shares of Red Back Mining Inc. pursuant to a private placement.  After giving effect to the private placement, Kinross will hold approximately 9.4% of Red Back’s issued and outstanding common shares.  The subscription price is CDN $25 per common share for an aggregate purchase price of CDN $600 million.  Kinross will have the right to nominate a director for appointment to the Red Back Board of Directors, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering.

The investment gives Kinross exposure to one of the world’s fastest-growing gold regions, West Africa, and is consistent with the Company’s strategy to partner with well-managed companies with quality assets in highly-prospective regions. Based in Vancouver, B.C., Canada, Red Back currently operates two gold mines in West Africa, the Tasiast Gold Mine in Mauritania and the Chirano Gold Mine in Ghana, and holds an extensive exploration portfolio in both countries and in Côte d’Ivoire. Red Back produced 342,085 ounces of gold in 2009 and has stated that it expects to produce 485,000-525,000 ounces in 2010.

p. 5 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The private placement is subject to certain conditions, including approval by the TSX, and is expected to close in May.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 7 of this news release.

As stated in the guidance news release of January 14, 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces in 2010, at a cost of sales per gold equivalent ounce of approximately $460-$490.

Based on the projects approved by the Board of Directors, Kinross has increased its capital expenditures estimate for 2010 by $40 million to $590 million. The revised forecast includes estimated 2010 expenditures of $25 million for the SART plant at Maricunga, and $15 million for the desulphurization circuit at Paracatu.

The following table summarizes the revised capital expenditure forecast for 2010:

Country	Maintenance	Mine development	New projects	Total (by country)
Chile	40	55	70	165
Brazil	65	80	105	250
Russia	10	20	-	30
United States	60	70	-	130
Other	12	-	3	15
Total (by category)	187	225	178	590

The Company has increased its 2010 exploration budget from $79 million to $97 million, primarily reflecting forecast 2010 exploration expenses at the White Gold project, plus small regional additions.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 5, 2010 at 7:45 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ first quarter 2010 Financial Statements and the Management’s Discussion and Analysis report at www.kinross.com.

p. 6 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross’ unaudited first quarter 2010 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the company.

Kinross will hold its Annual and Special Meeting of Shareholders on Wednesday, May 5, 2010, at 10 a.m. EDT at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting of Shareholders will be available at www.kinross.com and will also be archived for later access.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 7 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, “targets”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) the new feasibility study prepared and approved by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) the satisfaction of the closing conditions under the subscription agreement pursuant to which Kinross will acquire an approximately 9.4% interest in Red Back Mining Inc. and the closing of such transaction consistent with Kinross’ expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 50%-60% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $8 impact in cost of sales per ounce.5
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this  news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a ‘‘qualified person’’ within the meaning of National Instrument 43-101.

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 8 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended
	March 31
	2010	2009

Net earnings - GAAP	$110.6	$76.5
		.
Adjusting items:
Foreign exchange gains	(1.8)	(5.6)
Non-hedged derivatives losses (gains)	6.0	(4.7)
Gains on sale of assets and investments - net of tax	(17.4)	(0.5)
Taxes in respect of prior years	-	5.0
	(13.2)	(5.8)
Net earnings - Adjusted	$97.4	$70.7
Weighted average number of common shares outstanding - Basic	696.4	680.3
Net earnings loss per share - Adjusted	$0.14	$0.10

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.  The following table provides a reconciliation of adjusted cash flow from operations:

p. 9 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended
	March 31
	2010	2009

Cash flow provided from operating activities - GAAP	$212.0	$165.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	8.2	3.2
Inventories	(16.8)	31.8
Accounts payable and other liabilities	22.9	14.5
	14.3	49.5
Adjusted operating cash flow	$226.3	$214.9
Weighted average number of common shares outstanding - Basic	696.4	680.3
Adjusted operating cash flow per share	$0.32	$0.32

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended
	March 31
	2010	2009

Cost of sales	$277.4	$234.5
Less: portion attributable to Kupol non-controlling interest	$(16.1)	(13.6)
Less: attributable silver sales	$(41.4)	(49.2)
Attributable cost of sales net of silver by-product revenue	$219.9	$171.7

Gold ounces sold	$571,622	538,881
Less: portion attributable to Kupol non-controlling interest	$(44,807)	(56,157)
Attributable gold ounces sold	$526,815	482,724
Attributable cost of sales per ounce sold on a by-product basis	$417	$356

p. 10 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended March 31,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	69,640	48,626	69,816	49,424	$36.6	$33.2	$524	$672
Round Mountain	45,629	50,176	45,532	50,986	28.3	26.0	622	510
Kettle River - Buckhorn	48,405	27,899	46,080	35,161	12.9	10.8	280	307
US Total	163,674	126,701	161,428	135,571	77.8	70.0	482	516

Kupol (100%)	192,921	257,123	206,595	254,814	64.8	57.2	314	224
Russia Total	192,921	257,123	206,595	254,814	64.8	57.2	314	224

Paracatu	117,472	72,745	121,121	72,093	67.3	48.0	556	666
Crixás	18,856	11,595	20,584	13,548	8.9	5.8	432	428
Brazil Total	136,328	84,340	141,705	85,641	76.2	53.8	538	628

La Coipa	47,664	66,240	58,688	56,262	30.0	22.0	511	391
Maricunga	51,777	56,765	50,330	58,223	28.6	31.5	568	541
Chile Total	99,441	123,005	109,018	114,485	58.6	53.5	538	467

Operations Total	592,364	591,169	618,746	590,511	$277.4	$234.5	$448	$397
Less Kupol non-controlling interest (25%)	(48,230)	(64,281)	(51,649)	(63,704)	(16.1)	(13.6)
Attributable	544,134	526,888	567,097	526,807	$261.3	$220.9	$461	$419

p. 11 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

      (unaudited expressed in millions of United States dollars, except share amounts)
	As at
	March 31	December 31
	2010	2009

Assets
Current assets
Cash, cash equivalents and short-term investments	$1,091.1	$632.4
Restricted cash	46.3	24.3
Accounts receivable and other assets	143.6	135.5
Inventories	528.4	554.4
Unrealized fair value of derivative assets	42.2	44.3
	1,851.6	1,390.9
Property, plant and equipment	4,402.8	4,989.9
Goodwill	818.9	1,179.9
Long-term investments	718.9	292.2
Unrealized fair value of derivative assets	7.5	1.9
Deferred charges and other long-term assets	179.9	158.4
	$7,979.6	$8,013.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$290.6	$312.9
Current portion of long-term debt	132.6	177.0
Current portion of reclamation and remediation obligations	15.9	17.1
Current portion of unrealized fair value of derivative liabilities	148.8	131.0
	587.9	638.0
Long-term debt	507.4	515.2
Other long-term liabilities	517.7	543.0
Future income and mining taxes	529.6	624.6
	2,142.6	2,320.8
Non-controlling interest	150.6	132.9
Common shareholders’ equity
Common share capital and common share purchase warrants	$6,463.0	$6,448.1
Contributed surplus	165.7	169.6
Accumulated deficit	(762.3)	(838.1)
Accumulated other comprehensive loss	(180.0)	(220.1)
	5,686.4	5,559.5
Contingencies
Subsequent events
	$7,979.6	$8,013.2
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	696,839,796	696,027,270

p. 12 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statement of operations

      (unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended
	March 31,
	2010	2009

Revenue
Metal sales	$657.6	$532.7
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	277.4	234.5
Accretion and reclamation expense	5.2	4.6
Depreciation, depletion and amortization	128.9	111.2
	246.1	182.4
Other operating costs	6.2	6.1
Exploration and business development	18.2	11.0
General and administrative	28.3	24.7
Operating earnings	193.4	140.6
Other income (expense) - net	24.1	(4.2)
Earnings before taxes and other items	217.5	136.4
Income and mining taxes expense - net	(78.8)	(33.1)
Equity losses of associated companies	(3.2)	(0.7)
Non-controlling interest	(24.9)	(26.1)
Net earnings	$110.6	$76.5

Earnings per share
Basic	$0.16	$0.11
Diluted	$0.16	$0.11
Weighted average number of common shares outstanding (millions)
Basic	696.4	680.3
Diluted	699.7	686.3

p. 13 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

      (unaudited expressed in millions of United States dollars)
	Three months ended March 31,
	2010	2009

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$110.6	$76.5
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	128.9	111.2
Accretion and reclamation expenses	5.2	4.6
Accretion of convertible debt and deferred financing costs	4.4	4.2
Gain on disposal of assets and investments - net	(37.3)	(0.5)
Equity in losses of associated companies	3.2	0.7
Non-hedge derivative losses (gains) - net	6.0	(4.7)
Future income and mining taxes	(8.8)	(5.8)
Non-controlling interest	24.9	26.1
Stock-based compensation expense	8.1	7.6
Foreign exchange gains and Other	(18.9)	(5.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(8.2)	(3.2)
Inventories	16.8	(31.8)
Accounts payable and other liabilities	(22.9)	(14.5)
Cash flow provided from operating activities	212.0	165.4
Investing:
Additions to property, plant and equipment	(82.2)	(78.3)
Asset purchases - net of cash acquired	-	(41.4)
Net proceeds from the sale of long-term investments and other assets	450.6	0.1
Disposals (additions) to long-term investments and other assets	2.1	(171.7)
Net proceeds from the sale of property, plant and equipment	0.2	-
Disposals (additions) to short-term investments	10.0	(125.6)
Decrease in restricted cash	(22.0)	(18.2)
Other	(0.8)	(0.1)
Cash flow provided from (used in) investing activities	357.9	(435.2)
Financing:
Issuance of common shares	-	396.4
Issuance of common shares on exercise of options and warrants	3.0	9.8
Proceeds from issuance of debt	7.5	5.2
Repayment of debt	(64.1)	(13.2)
Dividends paid to common shareholders	(34.8)	(27.8)
Dividends paid to non-controlling shareholder	(7.2)	-
Settlement of derivative instruments	(5.7)	(3.6)
Cash flow provided from (used in) financing activities	(101.3)	366.8
Effect of exchange rate changes on cash	0.1	(1.2)
Increase in cash and cash equivalents	468.7	95.8
Cash and cash equivalents, beginning of period	597.4	490.6
Cash and cash equivalents, end of period	$1,066.1	$586.4

Cash and cash equivalents, end of period	$1,066.1	$586.4
Short-term investments	25.0	160.1
Cash, cash equivalents and short-term investments	$1,091.1	$746.5

p. 14 Kinross reports 2010 first quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A		Q1 2010	100	3,969	0.71	80%	69,640	69,816	36.6	524	21.7	15.9
		Q4 2009	100	6,816	0.65	83%	86,614	89,244	40.2	450	36.7	14.3
	Fort Knox(3)	Q3 2009	100	3,091	0.80	83%	60,629	60,935	36.0	591	31.2	6.0
		Q2 2009	100	3,269	0.74	82%	67,391	63,443	34.3	541	41.9	6.6
		Q1 2009	100	3,048	0.58	80%	48,626	49,424	33.2	672	23.3	5.7
		Q1 2010	50	7,932	0.53	nm	45,629	45,532	28.3	622	7.0	4.7
		Q4 2009	50	6,748	0.65	nm	53,043	52,564	25.6	487	7.2	(3.9)
	Round	Q3 2009	50	7,792	0.53	nm	59,375	59,007	31.2	529	8.2	6.4
	Mountain	Q2 2009	50	5,827	0.58	nm	51,322	52,912	28.6	541	9.0	4.9
		Q1 2009	50	9,668	0.48	nm	50,176	50,986	26.0	510	8.6	4.7
		Q1 2010	100	92	19.58	91%	48,405	46,080	12.9	280	2.0	21.1
		Q4 2009	100	97	20.73	92%	62,363	62,065	16.5	266	6.1	23.0
	Kettle River	Q3 2009	100	82	19.57	95%	49,486	57,832	18.1	313	8.3	19.5
		Q2 2009	100	56	20.26	94%	33,807	27,414	8.2	299	8.2	12.0
		Q1 2009	100	47	19.50	94%	27,899	35,161	10.8	307	7.7	10.1
Russia		Q1 2010	75	283	20.20	95%	192,921	206,595	64.8	314	8.4	43.8
		Q4 2009	75	279	21.50	93%	219,612	200,234	58.2	291	10.5	41.9
	Kupol - 100%	Q3 2009	75	293	20.93	95%	214,507	217,367	60.0	276	12.3	48.2
		Q2 2009	75	279	23.80	95%	234,265	271,133	70.1	259	10.0	59.4
		Q1 2009	75	293	24.91	95%	257,123	254,814	57.2	224	6.5	55.6
		Q1 2010	75	283	20.20	95%	144,691	154,946	48.7	314	6.3	36.4
		Q4 2009	75	279	21.50	93%	164,709	150,176	43.3	288	7.9	38.8
	Kupol (5) (6)	Q3 2009	75	293	20.93	95%	160,880	163,025	44.6	278	9.2	36.2
		Q2 2009	75	279	23.80	95%	175,699	203,350	51.8	262	7.5	49.3
		Q1 2009	75	293	24.91	95%	192,842	191,110	42.2	228	4.9	46.3
Brazil		Q1 2010	100	10,110	0.46	76%	117,472	121,121	67.3	556	8.8	15.8
		Q4 2009	100	10,401	0.44	74%	108,421	98,126	63.6	648	39.3	9.5
	Paracatu	Q3 2009	100	11,087	0.37	68%	85,772	84,720	64.7	764	49.7	10.5
		Q2 2009	100	9,259	0.44	67%	87,458	92,725	64.6	697	24.8	11.9
		Q1 2009	100	8,997	0.42	61%	72,745	72,093	48.0	666	10.3	10.6
		Q1 2010	50	276	4.44	95%	18,856	20,584	8.9	432	6.2	3.9
		Q4 2009	50	254	5.74	90%	22,030	21,686	8.0	369	4.8	2.9
	Crixás	Q3 2009	50	303	4.56	92%	20,383	22,176	9.7	437	7.5	2.6
		Q2 2009	50	277	5.03	92%	20,646	17,763	7.5	422	6.3	2.3
		Q1 2009	50	202	3.94	90%	11,595	13,548	5.8	428	6.6	1.9
Chile		Q1 2010	100	1,231	1.08	78%	47,664	58,688	30.0	511	6.5	17.9
		Q4 2009	100	1,262	1.17	80%	56,785	48,979	26.5	541	6.6	14.3
	La Coipa (4)	Q3 2009	100	903	1.16	84%	43,662	50,127	22.7	453	4.6	11.6
		Q2 2009	100	1,323	1.12	87%	64,482	67,296	26.4	392	3.6	14.6
		Q1 2009	100	1,419	1.08	85%	66,240	56,262	22.0	391	4.0	17.0
		Q1 2010	100	3,604	0.81	nm	51,777	50,330	28.6	568	12.5	4.2
		Q4 2009	100	4,068	0.76	nm	59,893	63,703	32.4	509	13.6	6.2
	Maricunga	Q3 2009	100	3,885	0.90	nm	57,253	56,410	29.2	518	8.0	4.0
		Q2 2009	100	3,996	0.83	nm	59,674	58,704	30.3	516	13.9	4.6
		Q1 2009	100	3,664	0.87	nm	56,765	58,223	31.5	541	7.0	4.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account

(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)	Includes 661,000 tonnes placed on the heap leach pad. Grades and recovery represent mill grades and recoveries only. Ore placed on the heap leach had an average grade of 0.21 grams per tonne.

(4)	La Coipa silver grade and recovery were as follows: Q1 (2010) 38.15g/t 62%; Q4 (2009) 35.80g/t 66%; Q3 (2009) 52.76 g/t 57%; Q2 (2009) 55.15g/t 63%; Q1 (2009) 64.87g/t 64%.

(5)	Kupol silver grade and recovery were as follows: Q1 (2010) 241.99g/t 83%; Q4 (2009) 247.21 g/t 83%; Q3 (2009) 235.64 g/t 84%; Q2 (2009) 298.68 g/t 83%; Q1 (2009) 286.70 g/t 82%.

(6)	Includes Kinross’ share of Kupol at 75%.

www.kinross.com